                                   FORM 11-K
                                  ANNUAL REPORT

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1995

                         Commission File No.: 000-19147

                  COVENTRY CORPORATION RETIREMENT SAVINGS PLAN
                              (Full title of plan)

                              COVENTRY CORPORATION
                      501 Corporate Centre Drive, Suite 400
                            Franklin, Tennessee 37067
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)



         Pursuant to the requirements of the Securities Exchange Act of 1934, the committee to administer the Coventry Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           COVENTRY CORPORATION RETIREMENT
                                           SAVINGS PLAN


Date: February 2, 1998                     By:  /s/ Shirley R. Smith
      ----------------                         -------------------------------
                                           Name: Shirley R. Smith
                                                 -----------------------------
                                                 Plan Administrative Committee
                                                 -----------------------------


Date: February 2, 1998                     By:  /s/ Jefferson Ockerman
      ----------------                         -------------------------------
                                           Name: Jefferson Ockerman
                                                 -----------------------------
                                                 Plan Administrative Committee
                                                 -----------------------------

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1995 AND 1994


                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                 1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits--December 31, 1995
       and 1994                                                                                          3

    Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 1995                                                                                 4

    Statement of Changes in Net Assets Available for Benefits for the Six Months
       Ended December 31, 1994                                                                           5

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                                              6

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I:      Item 27a--Schedule of Assets Held for Investment
                     Purposes--December 31, 1995                                                        12

    Schedule II:     Item 27a--Schedule of Assets Held for Investment
                     Purposes--December 31, 1994                                                        13

    Schedule III:    Item 27d- Schedule of Reportable Transactions for the Year
                     Ended December 31, 1995                                                            14

    Schedule IV:     Item 27d- Schedule of Reportable Transactions for the Six
                     Months Ended December 31, 1994                                                     15

                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Coventry Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of COVENTRY CORPORATION RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning of the year) that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                         /s/ Arthur Andersen LLP
                                                         -----------------------


Nashville, Tennessee
November 30, 1997

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994

                                                                                           1995             1994
                                                                                        ---------        ---------
INVESTMENTS:
    Coventry Corporation Common Stock                                               $    4,032,897    $   3,581,348
    Berger One Hundred Fund                                                              7,327,196        5,484,704
    Fidelity Balanced Fund                                                               5,596,705        4,287,406
    Fidelity Magellan Fund                                                              11,651,459        7,508,168
    INVESCO Stable Value Fund                                                            4,112,503        3,465,175
    PIMCO Total Return Fund                                                              3,382,205        2,693,349
    Loans to participants                                                                1,052,564          683,431
                                                                                    --------------    -------------
              Total Investments                                                         37,155,529       27,703,581
                                                                                    --------------    -------------
RECEIVABLES:
    Participant contributions                                                              129,236           66,004
    Employer contributions                                                                  70,429           51,316
                                                                                    --------------    -------------
              Total Receivables                                                            199,665          117,320
                                                                                    --------------    -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                              $   37,355,194    $  27,820,901
                                                                                    ==============    =============




   The accompanying notes are an integral part of these financial statements.

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                              FUND INFORMATION
                                              -------------------------------------------------------------------------
                                              COVENTRY CORP.     BERGER ONE            FIDELITY             FIDELITY
                                              COMMON STOCK      HUNDRED FUND         BALANCED FUND        MAGELLAN FUND
                                              ------------      ------------        --------------       --------------
ADDITIONS:
    Contributions:
       Employee                               $     671,004    $  1,131,656         $   919,853          $  1,737,186
       Employer                                     330,007         577,865             441,020               863,738
                                              -------------    ------------         -----------          ------------
              Total contributions                 1,001,011       1,709,521           1,360,873             2,600,924
                                              -------------    ------------         -----------          ------------
    Investment Income:
       Interest income                                6,349          15,224              10,656                18,899
       Net appreciation
         (depreciation) in
          investments                              (571,854)      1,240,778             596,257             3,051,795
                                              -------------    ------------         -----------          ------------
              Total additions                       435,506       2,965,523           1,967,786             5,671,618
                                              -------------    ------------         -----------          ------------

DEDUCTIONS:
    Benefit distributions                          (390,749)       (799,702)           (360,946)           (1,021,656)
    Loans issued to participants                    (24,345)       (156,276)           (105,776)             (234,286)
    Loan principal repayments                        28,438          87,344              41,308                80,919
                                              -------------    ------------         -----------          ------------
              Total deductions                     (386,656)       (868,634)           (425,414)           (1,175,023)
                                              -------------    ------------         -----------          ------------

INTERFUND TRANSFERS                                 409,452        (237,688)           (220,737)             (321,467)
                                              -------------    ------------         -----------          ------------

NET INCREASE                                        458,302       1,859,201           1,321,635             4,175,128

BALANCE AT JANUARY 1, 1995                        3,596,898       5,508,518           4,306,022             7,540,768
                                              -------------    ------------         -----------          ------------
BALANCE AT DECEMBER 31, 1995                  $   4,055,200    $  7,367,719         $ 5,627,657          $ 11,715,896
                                              =============    ============         ===========          ============


                                                                           FUND INFORMATION
                                              -------------------------------------------------------------------------

                                                 INVESCO
                                               STABLE VALUE     PIMCO TOTAL          PARTICIPANT
                                                   FUND         RETURN FUND             LOANS               TOTAL
                                              -------------    ------------         ------------      ----------------
ADDITIONS:
    Contributions:
       Employee                               $     454,718    $    451,969         $         -           $  5,366,386
       Employer                                     233,654         251,548                   -              2,697,832
                                              -------------    ------------         -----------       ----------------
              Total contributions                   688,372         703,517                   -              8,064,218
                                              -------------    ------------         -----------       ----------------
    Investment Income:
       Interest income                                8,647          10,291             (70,066)                     -
       Net appreciation
         (depreciation) in
          investments                               237,620         541,952              70,066              5,166,614
                                              -------------    ------------         -----------       ----------------
              Total additions                       934,639       1,255,760                   -             13,230,832
                                              -------------    ------------         -----------       ----------------
DEDUCTIONS:
    Benefit distributions                          (530,131)       (528,218)            (65,137)            (3,696,539)
    Loans issued to participants                   (105,220)       (117,696)            743,599                     -
    Loan principal repayments                        29,595          41,725            (309,329)                    -
                                              -------------    ------------         -----------       ----------------
              Total deductions                     (605,756)       (604,189)            369,133             (3,696,539)
                                              -------------    ------------         -----------       ----------------
INTERFUND TRANSFERS                                 326,143          44,297                   -                      -
                                              -------------    ------------         -----------       ----------------
NET INCREASE                                        655,026         695,868             369,133              9,534,293
BALANCE AT JANUARY 1, 1995                        3,480,221       2,705,043             683,431             27,820,901
                                              -------------    ------------         -----------       ----------------
BALANCE AT DECEMBER 31, 1995                  $   4,135,247    $  3,400,911         $ 1,052,564       $     37,355,194
                                              =============    ============         ===========       ================


    The accompanying notes are an integral part of this financial statement.

                              COVENTRY CORPORATION

                            RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE SIX MONTHS ENDED DECEMBER 31,1994

                                      COVENTRY
                                       CORP.        BERGER ONE      FIDELITY       FIDELITY
                                       COMMON        HUNDRED        BALANCED      MAGELLAN          INVESCO
                                       STOCK          FUND            FUND          FUND           VALUE FUND
                                    -----------    -----------    -----------    -----------      -----------
ADDITIONS:
    Contributions:
       Employee                     $   336,339    $   565,839    $   433,592    $   838,260      $   205,910
       Employer                         167,954        309,041        225,213        435,943          113,002
       Rollovers from the Group
          Health and Health
          America plans               1,935,956             --      1,406,321      5,460,122               --
                                    -----------    -----------    -----------    -----------      -----------
              Total contributions     2,440,249        874,880      2,065,126      6,734,325          318,912
                                    -----------    -----------    -----------    -----------      -----------

    Investment Income:

       Interest income                    1,069          3,305          2,854          3,543            1,401
       Net appreciation
          (depreciation) in
          investments                   707,036         97,397        (61,778)       214,676           70,825
                                    -----------    -----------    -----------    -----------      -----------
              Total additions         3,148,354        975,582      2,006,202      6,952,544          391,138
                                    -----------    -----------    -----------    -----------      -----------
DEDUCTIONS:
    Benefit distributions               (41,243)      (108,891)      (103,036)      (119,431)        (166,914)
    Loans issued to participants         (2,921)      (143,151)       (84,365)      (137,394)         (72,884)
    Loan principal repayments             3,855         13,075         10,342         15,820            4,681
                                    -----------    -----------    -----------    -----------      -----------
              Total deductions          (40,309)      (238,967)      (177,059)      (241,005)        (235,117)
                                    -----------    -----------    -----------    -----------      -----------

INTERFUND TRANSFERS                     488,853      4,771,903      2,476,879        829,229        3,324,200
                                    -----------    -----------    -----------    -----------      -----------

NET INCREASE                          3,596,898      5,508,518      4,306,022      7,540,768        3,480,221

BALANCE AT JULY 1, 1994                      --             --             --             --               --
                                    -----------    -----------    -----------    -----------      -----------
BALANCE AT DECEMBER 31, 1994        $ 3,596,898    $ 5,508,518    $ 4,306,022    $ 7,540,768      $ 3,480,221
                                    ===========    ===========    ===========    ===========      ===========

                                       PIMCO
                                       TOTAL                                        FIXED
                                      RETURN        FIDELITY        MAN INC.       INCOME            COMMON
                                       FUND          EQUITY          ROLL           FUND           STOCK FUND
                                    -----------    -----------    -----------    -----------      ------------
ADDITIONS:
    Contributions:
       Employee                     $   228,249    $       294    $       292    $        --      $        --
       Employer                         122,362             --             --             --               --
       Rollovers from the Group
          Health and Health
          America plans                      --      1,451,476      1,670,282      4,904,887        3,574,884
                                    -----------    -----------    -----------    -----------      -----------
              Total contributions       350,611      1,451,770      1,670,574      4,904,887        3,574,884
                                    -----------    -----------    -----------    -----------      -----------

    Investment Income:

       Interest income                    1,453             --             --         20,102               --
       Net appreciation
          (depreciation) in
          investments                   (32,541)        55,501         14,122             --          241,773
                                    -----------    -----------    -----------    -----------      -----------
              Total additions           319,523      1,507,271      1,684,696      4,924,989        3,816,657
                                    -----------    -----------    -----------    -----------      -----------
DEDUCTIONS:
    Benefit distributions              (272,439)            --             --         (2,880)              --
    Loans issued to participants       (127,506)            --             --             --               --
    Loan principal repayments             5,362             --             --             --               --
                                    -----------    -----------    -----------    -----------      -----------
              Total deductions         (394,583)            --             --         (2,880)              --
                                    -----------    -----------    -----------    -----------      -----------

INTERFUND TRANSFERS                   2,780,103     (1,507,271)    (1,684,696)    (4,922,109)      (3,816,657)
                                    -----------    -----------    -----------    -----------      -----------

NET INCREASE                          2,705,043             --             --             --               --

BALANCE AT JULY 1, 1994                      --             --             --             --               --
                                    -----------    -----------    -----------    -----------      -----------
BALANCE AT DECEMBER 31, 1994        $ 2,705,043    $        --    $        --    $        --      $        --
                                    ===========    ===========    ===========    ===========      ===========


                                        BALANCED      AX WORLD    PARTICIPANT
                                         FUND           FUND        LOANS          TOTAL
                                      -----------    ---------    ---------    ------------
ADDITIONS:
    Contributions:
       Employee                       $        --    $      --    $      --    $  2,608,775
       Employer                                --           --           --       1,373,515
       Rollovers from the Group
          Health and Health
          America plans                 2,462,299      229,483      170,710      23,266,420
                                      -----------    ---------    ---------    ------------
              Total contributions       2,462,299      229,483      170,710      27,248,710
                                      -----------    ---------    ---------    ------------

    Investment Income:

       Interest income                         --           --      (13,625)         20,102
       Net appreciation
          (depreciation) in
          investments                      41,074        7,578       13,625       1,369,288
                                      -----------    ---------    ---------    ------------
              Total additions           2,503,373      237,061      170,710      28,638,100
                                      -----------    ---------    ---------    ------------
DEDUCTIONS:
    Benefit distributions                      --           --       (2,365)       (817,199)
    Loans issued to participants               --           --      568,221              --
    Loan principal repayments                  --           --      (53,135)             --
                                      -----------    ---------    ---------    ------------
              Total deductions                 --           --      512,721        (817,199)
                                      -----------    ---------    ---------    ------------

INTERFUND TRANSFERS                    (2,503,373)    (237,061)          --              --
                                      -----------    ---------    ---------    ------------

NET INCREASE                                   --           --      683,431      27,820,901

BALANCE AT JULY 1, 1994                        --           --           --              --
                                      -----------    ---------    ---------    ------------
BALANCE AT DECEMBER 31, 1994          $        --    $      --    $ 683,431    $ 27,820,901
                                      ===========    =========    =========    ============


    The accompanying notes are an integral part of this financial statement.

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994

  1.  PLAN DESCRIPTION

      The following description of the Coventry Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

      GENERAL

      Coventry Corporation adopted a savings plan and trust effective July 1, 1994. As of the adoption date, Group Health Plan, Inc. and Health America Pennsylvania, Inc., subsidiaries of Coventry Corporation, merged their plans with the Coventry Corporation Retirement Savings Plan.

      The Plan is a defined contribution plan established by Coventry Corporation (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, were eligible to participate. Effective in fiscal 1996, eligibility was amended from one year to six months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION

      Under a trust agreement dated July 1, 1994, Charles Schwab Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the board of directors of the Company.

      CONTRIBUTIONS

      Eligible employees can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. In 1995 and 1994, the Company provided a matching contribution equal to 100% of each participant's contribution up to a maximum of 3% and 50% of each participant's contribution in excess of 3% up to a maximum of 6% of compensation. The Plan was amended to change the employer matching contribution from cash to the Company's common stock, effective January 1998.

      VESTING

      Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

                         Less than one year                            0%
                         One year                                     20%
                         Two years                                    40%
                         Three years                                  60%
                         Four years                                   80%
                         Five years                                  100%


      The Plan's vesting schedule was changed for all employer matching contributions made subsequent to December 31, 1997 to 50% upon one year's continuous employment and 100% upon two year's continuous employment.

      FORFEITED ACCOUNTS

      At December 31, 1995 and 1994, forfeited nonvested accounts totaled $329,633 and $62,381, respectively. These accounts will be used to reduce future employer contributions. During 1995 and 1994, no forfeited nonvested accounts were used to reduce employer contributions.

      BENEFITS

      Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

      PLAN AMENDMENT

      On November 2, 1994, the Plan was amended to comply with the Tax Reform Act of 1986. On December 29, 1995, the Plan was amended to allow certain affiliates of Coventry Corporation to merge into the Plan. The mergers became effective January 1, 1996.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

      INVESTMENT OPTIONS

      Participants may direct employee and employer contributions and any related earnings into six investment options in 10% increments. Participants may change their investment elections monthly. A description of each investment option is provided below:

           COVENTRY CORPORATION COMMON STOCK

           This fund invests exclusively in common stock of Coventry Corporation which is traded "over-the-counter" and listed on the NASDAQ/National Market System. Pending trades are temporarily held in a money market mutual fund.

           BERGER ONE HUNDRED FUND

           This fund seeks long-term capital appreciation. The fund invests primarily in common stocks of established companies.

           FIDELITY BALANCED FUND

           This fund seeks to maximize income while preserving capital through investments in a mix of equity and fixed-income securities. The Fund also aims for some capital growth.

           FIDELITY MAGELLAN FUND

           This fund seeks growth of capital through investments in common stocks or securities convertible into common stock.

           INVESCO STABLE VALUE FUND

           This fund seeks to offer income levels comparable to those generated by intermediate-term, high-quality debt obligations, while guaranteeing principal. The fund is a conservatively managed, broadly diversified pool of investment contracts guaranteed by insurance companies.

             PIMCO TOTAL RETURN FUND

           This fund seeks to earn total return consistent with conservative investment management. The fund invests in fixed-income securities, including corporate bonds, U.S. government securities, mortgage-related securities, and money market instruments.

      LOANS TO PARTICIPANTS

      A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to 60 months. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. The interest rates at December 31, 1995 and 1994 were 8% and 9%, respectively.

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INCOME RECOGNITION

      Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Funds invested in guaranteed investment contracts are stated at contract value, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

      NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized gains or losses are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in investments.

      Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

      ADMINISTRATIVE EXPENSES

      The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. Administrative expenses paid by the Company were $54,670 and $42,279 in 1995 and 1994, respectively.

  3.  INVESTMENTS

      The values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994 are as follows:

            1995:
                Coventry Corporation Common Stock                             $  4,032,897
                Berger One Hundred Fund                                          7,327,196
                Fidelity Balanced Fund                                           5,596,705
                Fidelity Magellan Fund                                          11,651,459
                INVESCO Stable Value Fund                                        4,112,503
                PIMCO Total Return Fund                                          3,382,205

            1994:
                Coventry Corporation Common Stock                                3,581,348
                Berger One Hundred Fund                                          5,484,704
                Fidelity Balanced Fund                                           4,287,406
                Fidelity Magellan Fund                                           7,508,168
                INVESCO Stable Value Fund                                        3,465,175
                PIMCO Total Return Fund                                          2,693,349


  4.  TAX STATUS

      The Plan has received a favorable determination letter dated November 17, 1997 from the Internal Revenue Service which reflects all plan amendments, except the ones adopted effective January 1998 for which no determination letter has yet been received. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes the Plan, as amended, was qualified and the related trust was tax-exempt for the years ended December 31, 1995 and 1994.

  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

6.    DEPARTMENT OF LABOR REVIEW

      The Department of Labor is currently conducting a review of the Plan. In the opinion of the Plan's administrator, the review will not result in any findings that could have a material adverse effect on the Plan.

7.    SUBSEQUENT EVENTS

      During 1997, the Company sold a portion of its operations. The sale of the related operations resulted in a partial termination of the Plan. Consistent with the Plan instrument, those participants affected by the sale have been immediately vested in their respective employer matching contributions.

      In November 1997, the Company entered into a Capital Contribution and Merger Agreement with Principal Health Care, Inc., an Iowa Corporation. The effect of the agreement is that the Company's shareholders will own 60% of the surviving company. Under the terms of the agreement, the Plan will continue to operate as disclosed in the notes to the financial statements. Management has indicated there is no intention to terminate the Plan.

                                                                      SCHEDULE I

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995


                                       DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE, RATE
IDENTITY OF ISSUER, BORROWER,        OF INTEREST, COLLATERAL, PAR, OR
  LESSOR, OR SIMILAR PARTY                  MATURITY VALUE                COST (A)          CURRENT VALUE
-----------------------------      -----------------------------------    --------        ---------------
*Coventry Corporation              Common stock                                           $    4,032,897
Berger One Hundred Fund            Equity mutual fund                                          7,327,196
Fidelity Balanced Fund             Mixed fund                                                  5,596,705
Fidelity Magellan Fund             Equity mutual fund                                         11,651,459
INVESCO Stable Value Fund          Fixed income fund                                           4,112,503
PIMCO Total Return Fund            Fixed income fund                                           3,382,205
*Participant Loans                 Varying terms and interest rates
                                   ranging from 7% to 10%                                      1,052,564
                                                                                          --------------
                                                                                          $   37,155,529
                                                                                          ==============


                        *Represents a party in interest.


   (a) Historical cost information is not available from the Plan's trustee.



          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1994

                                       DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE, RATE
IDENTITY OF ISSUER, BORROWER,        OF INTEREST, COLLATERAL, PAR, OR
  LESSOR, OR SIMILAR PARTY                  MATURITY VALUE                COST (A)             CURRENT VALUE
--------------------------------   -----------------------------------  -----------       -----------------
*Coventry Corporation                Common stock                                           $    3,581,348
Berger One Hundred Fund              Equity mutual fund                                          5,484,704
Fidelity Balanced Fund               Mixed fund                                                  4,287,406
Fidelity Magellan Fund               Equity mutual fund                                          7,508,168
INVESCO Stable Value Fund            Fixed income fund                                           3,465,175
PIMCO Total Return Fund              Fixed income fund                                           2,693,349
*Participant Loans                   Varying terms and interest rates
                                     ranging from 7% to 10%                                        683,431
                                                                                            --------------
                                                                                            $   27,703,581
                                                                                            ==============

                        *Represents a party in interest.


   (a) Historical cost information is not available from the Plan's trustee.


         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 DESCRIPTION OF INVESTMENT,          PURCHASES
                                  INCLUDING MATURITY DATE,    ------------------------
IDENTITY OF ISSUER, BORROWER,   RATE OF INTEREST, COLLATERAL,  NUMBER OF    PURCHASE
  LESSOR, OR SIMILAR PARTY          PAR OR MATURITY DATE      TRANSACTIONS    PRICE
------------------------------- ----------------------------- ------------ ------------
*Coventry Corporation           Common stock                      72        $ 1,735,423
Berger One Hundred Fund         Equity mutual fund               123          2,350,117
Fidelity Balanced Fund          Mixed fund                       125          1,695,866
Fidelity Magellan Fund          Equity mutual fund               127          3,457,905
INVESCO Stable Value Fund       Fixed income fund                120          1,496,648
PIMCO Total Return Fund         Fixed income fund                128          1,131,353

                                 DESCRIPTION OF INVESTMENT,                        SALES
                                  INCLUDING MATURITY DATE,     ----------------------------------------
IDENTITY OF ISSUER, BORROWER,   RATE OF INTEREST, COLLATERAL,    NUMBER OF                    COST OF     NET GAIN
  LESSOR, OR SIMILAR PARTY          PAR OR MATURITY DATE        TRANSACTIONS  SELLING PRICE  ASSETS (A)  (LOSS) (A)
------------------------------- -----------------------------  -------------  ------------- -----------  ----------
*Coventry Corporation           Common stock                      44          $  502,894
Berger One Hundred Fund         Equity mutual fund               102           1,336,536
Fidelity Balanced Fund          Mixed fund                       102             758,805
Fidelity Magellan Fund          Equity mutual fund               105           1,695,623
INVESCO Stable Value Fund       Fixed income fund                 83             755,072
PIMCO Total Return Fund         Fixed income fund                 89             830,842



   (a) Historical cost information is not available from the Plan's trustee.


     *Represents a party in interest for the year ended December 31, 1995.



         The accompanying notes are an integral part of this schedule.

                                  SCHEDULE IV

                              COVENTRY CORPORATION

                             RETIREMENT SAVINGS PLAN

                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1994

                               DESCRIPTION OF INVESTMENT,           PURCHASES
                                INCLUDING MATURITY DATE,    --------------------------
IDENTITY OF ISSUER, BORROWER, RATE OF INTEREST, COLLATERAL,   NUMBER OF     PURCHASE
  LESSOR, OR SIMILAR PARTY        PAR OR MATURITY DATE      TRANSACTIONS     PRICE
--------------------------     ---------------------------- ------------  ------------
*Coventry Corporation           Common stock                      26       $ 1,080,061
Berger One Hundred Fund         Equity mutual fund                90         5,677,944
Fidelity Balanced Fund          Mixed fund                        93         4,982,198
Fidelity Magellan Fund          Equity mutual fund                89         2,237,464
INVESCO Stable Value Fund       Fixed income fund                 74         3,647,093
PIMCO Total Return Fund         Fixed income fund                 78         5,366,829

                               DESCRIPTION OF INVESTMENT,
                                INCLUDING MATURITY DATE,        SALES
IDENTITY OF ISSUER, BORROWER, RATE OF INTEREST, COLLATERAL,    NUMBER OF      COST OF         NET GAIN
  LESSOR, OR SIMILAR PARTY        PAR OR MATURITY DATE       TRANSACTIONS    SELLING PRICE    ASSETS(A)     (LOSS) (A)
--------------------------     ----------------------------  -------------  --------------    ---------      --------
*Coventry Corporation           Common stock                     6          $   47,780
Berger One Hundred Fund         Equity mutual fund               38            317,047
Fidelity Balanced Fund          Mixed fund                       40          1,967,672
Fidelity Magellan Fund          Equity mutual fund               41            397,628
INVESCO Stable Value Fund       Fixed income fund                31            273,818
PIMCO Total Return Fund         Fixed income fund                38          2,585,770


    (a) Historical cost information is not available from the Plan's trustee.



  *Represents a party in interest for the six months ended December 31, 1994.



         The accompanying notes are an integral part of this schedule.

     The following Exhibit is included herein:


Number               Item
------               ----

23.1                 Consent of Independent Auditors









                                       16